GLOBAL corporate compliance

April 11, 2007

SEC MAIL
RECEIVED
APR 23 2007
WASH. D.C.
209
PROCESSING SECTION

07022879

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. News Release dated March 21, 2007

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

PROCESSED
APR 26 2007
THOMSON
FINANCIAL

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl.

dw 4/25

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-5084

GLOBEL
DIRECT

For Immediate Release
March 21, 2007

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact

J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Direct announces shares for debt settlement agreement

CALGARY, AB, March 21/07 - Globel Direct, inc. (TSX-V: GBD "Globel") is pleased to announce that it has entered into a shares for debt settlement agreement with a supplier of services to the Company (the "Supplier")wherein the Company proposes to issue 2,000,000 common shares to the Supplier at a deemed price of $0.10 per share in satisfaction of debts owed by the Company to the Supplier in the amount of $200,000. The proposed shares for debt settlement is subject to regulatory approvals, and shares issued will be subject to applicable hold periods.

The Company also announces that it held its annual general meeting of shareholders on March 15, 2007. At the meeting, Grant Thornton LLP were re-appointed as the Company's auditors to hold office until the next annual meeting of shareholders. J.R. Richardson, Daryl H. Gilbert, Michael E. Goffin, and R. David Webster were reappointed as the Company's directors to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

About Globel Direct:

Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a multi-site delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.globel.com.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans ", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical, manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian securities regulatory authorities from time to time.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END